

November 4, 2021

David Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

> **Re: Under Armour, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-33202**

Dear Mr. Bergman:

We have reviewed your October 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 12

1. Your response to prior comment 2 states that you are not aware of any material litigation risks related to climate change. Please provide us with additional support for this statement and tell us how you considered providing disclosure that specifically addresses the risks associated with the possibility of litigation related to climate change and its potential impact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. Your response to prior comment 3 states that you have not experienced a measurable impact on the demand for your products due to climate-related changes in consumer

preferences or regulation. Provide us with additional support for this statement and tell us how you determined that climate-related trends in consumer preferences were not reasonably likely to have a material impact on your liquidity, capital resources or results of operations. Your response should specifically address each of the items noted in our prior comment.

3. We note from your response to prior comment 4 that to date, you have not experienced any material physical effects or operational disruptions related to severe weather or climate change. Provide us with additional detail supporting this statement, including information quantifying weather-related damages incurred for the periods covered in your response.

4. Your response to prior comment 4 states that you did not experience any significant weather-related impacts with respect to the cost or availability of insurance for the periods reported in the Form 10-K. Provide us with additional detail to support this statement and your expectations for weather-related impacts on the cost or availability of insurance, including quantitative information.

5. We note from your response to prior comment 5 that you have not had any past or planned future capital expenditures for climate-related projects that you consider to be material. Please tell us more about these types of capital expenditures and provide us with quantitative information supporting your statement regarding materiality.

6. Your response to prior comment 6 states that you did not incur any material increased compliance costs related to climate change for the periods reported in the Form 10-K. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing